Exhibit 13.1

From: Elevate Money <noreply@elevate.money>
Date: Tue, Apr 11, 2023 at 11:11 AM
Subject: Major Announcement!
To: <harold@elevate.money>

Elevate Money X Boxabl partnership

Elevate Money and Boxabl have joined forces to launch a revolutionary new real estate investment fund dedicated to the future of housing.
The purpose of Elevate Money’s Future of Housing Fund (FOHF) is to bring investment capital and innovation to the affordable housing sector. FOHF will be available to all investors in Sumer 2023.

Join the Waitlist
Get in early on the future of housing revolution

We believe the partnership between Elevate Money and Boxabl makes this investment opportunity truly one-of-a-kind.
Elevate Money has the first right to purchase a minimum of 10% of Boxabl's monthly Casitas production, which currently has a waitlist of over 170,000 homes, allowing us to enjoy a tremendous first-mover advantage.

Join the Waitlist

Mission Critical: The United States is facing a housing affordability crisis. This problem has worsened over the past few years, post-pandemic. The crisis is affecting millions of Americans, making it difficult for them to afford decent housing. The problem stems from both affordability and availability.

Meet Boxabl, a scalable solution. Boxabl is changing the game when it comes to affordable housing by mass-producing homes in a factory setting and efficiently delivering these "folded" homes to building sites. The homebuilding industry is over-ripe for disruption and innovation, and Boxabl is on a mission to build houses at a lower cost than anyone.

Join the revolution and future-proof your portfolio. The Future of Housing Fund will offer a unique growth strategy focused on real estate investment opportunities that positively impact housing affordability, availability, and sustainability in the United States.

Best regards,

Team Elevate Money

Join the Waitlist
The boxabilties are endless…

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Elevate Money
4600 Campus Dr
Newport Beach, CA 92660
United States

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Harold Hofer

Co-Founder

Elevate.Money

harold@elevate.money

1.949.275.2658